Exhibit (4)(b)(ix)

GE LIFE AND ANNUITY ASSURANCE COMPANY

DEATH PROVISIONS ENDORSEMENT

The Policy to which this endorsement is attached is amended by deleting the Death Provisions section and replacing it with the following:

Distribution Provisions Upon Death of Owner or Joint Owner

When a Distribution is Required: In certain circumstances, federal tax law requires that distributions be made under this Policy. Except as described below in the Distribution Rules provisions, a distribution is required at the first death of:

(1)	an Owner or Joint Owner; or
(2)	the Annuitant if any Owner or Joint Owner is a non-natural entity.

The amount of proceeds payable upon the death of an Owner or Joint Owner (or the Annuitant if an Owner or Joint Owner is a non-natural entity) and the methods available for distributing such proceeds are also described in the provisions below.

Proceeds Payable When an Owner or Joint Owner Dies Prior to the Date Income Payments Begin: If any Owner or Joint Owner dies prior to the date Income Payments begin, the amount of proceeds payable will be the Account Value as of the first Valuation Day as of which we have receipt of request for surrender or choice of applicable payment choice, proof of death and any required forms at our Home Office.

Death Benefit Provisions Upon the Death of the Annuitant

If the Annuitant dies prior to the date Income Payments begin, regardless of whether he or she is an Owner or Joint Owner, the amount of proceeds payable is the Death Benefit. The Death Benefit payable is equal to the greater of:

(a)	Purchase Payments adjusted for any partial surrenders and any applicable premium tax; and
(b)	The Account Value on the first Valuation Day as of which we have receipt of due proof of death and all required forms at our Home Office.

Partial surrenders reduce the Death Benefit proportionally by the same percentage that the partial surrender (including any applicable surrender charges and any premium taxes paid) reduces the Account Value.

The Death Benefit will be calculated as of the first Valuation Day as of which we have receipt of due proof of death and all required forms at our Home Office.

Change of Ownership: In the event that the underlying Policy is assigned or sold, unless under a court ordered assignment, the Death Benefit will equal the Account Value on the first Valuation Day as of which we have receipt of due proof of death and all required forms at our Home Office.

How to Claim Policy Proceeds and/or Death Benefit Payments

Designated Beneficiary: At the death of:

(1)	an Owner or Joint Owner (or the Annuitant if any Owner or Joint Owner is a non-natural entity); or
(2)	the Annuitant;

the person or entity first listed below who is alive or in existence on the date of that death will become the Designated Beneficiary:

(1)	Owner or Joint Owner
(2)	primary beneficiary
(3)	contingent beneficiary
(4)	Owner’s or Joint Owner’s Estate

The Designated Beneficiary will be treated thereafter as the sole Owner of the Policy and may choose one of the payment choices listed in the “How to Claim Proceeds When Death Occurs Before Payments Begin” provision. For purposes of this provision, if there is more than one primary beneficiary named, each one will be treated separately with respect to their portion of the Policy. If there is no primary beneficiary(ies) alive or in existence at the time of the death, all proceeds will be then payable to any named contingent beneficiary(ies).

How to Claim Proceeds When Death Occurs Before Payments Begin: We should be notified immediately by telephone upon the death of an Owner, Joint Owner or Annuitant. We have the right to request that all notifications of death be immediately followed by written notification. Upon notification, no additional Purchase Payments will be accepted. Upon such notification of death, we will transfer all assets in the Policy to the [GE Investments Funds, Inc.—Money Market Fund] until receipt of due proof of death and any required forms. Due proof of death consists of a death certificate issued by a government jurisdiction or a court of law. Any required forms can consist of information necessary in order to pay any named Designated Beneficiary(ies) and any other information necessary to process applicable proceeds.

In cases where there are multiple Designated Beneficiaries, once all required information is received, each Designated Beneficiary will be allocated their share of the proceeds in accordance with the terms of the Policy and as specified by the Owner. At such time, once allocated their share of the proceeds each Designated Beneficiary may elect to:

Payment Choices:

(1)	Receive the proceeds in one lump sum; or
(2)	Receive the proceeds over a period of five years following the date of death. At the end of the five year period, any remaining amounts will be distributed in one lump sum (if the Designated Beneficiary dies before all payments have been distributed, the remaining proceeds will be paid to the person or entity named by the Designated Beneficiary or his or her estate if no person or entity is named); or
(3)	Elect Optional Payment Plan (1) or (2) as described in the Optional Payment Plans section. If elected, payments must commence no later than one year after the date of death and the Income Payment period must be during the lifetime of the Designated Beneficiary or for a period not exceeding the life expectancy of the Designated Beneficiary; or
(4)	If the Designated Beneficiary is the spouse of a deceased Owner, he or she may continue the Policy as stated in the “Distribution Rules” provision.

If a Designated Beneficiary makes no election within 60 days following receipt of due proof of death and all required forms at our Home Office, payments will default to payment choice (2).

Distribution Rules When Death Occurs Before Income Payments Begin

If the sole Designated Beneficiary is the surviving spouse of the deceased Owner, the surviving spouse may elect to continue the Policy with the surviving spouse as the Owner. If the deceased Owner was also the Annuitant, the surviving spouse will automatically become the new Annuitant. As the new named Owner and Annuitant, the surviving spouse may exercise all rights as stated in the Policy. Should the surviving spouse remarry, the new spouse may not exercise this provision at the death of the surviving spouse. If the surviving spouse is one of multiple Designated Beneficiaries, the surviving spouse may only continue the Policy in proportion to the amount as allocated him or her by the Owner as stated on the application or later in writing in a form acceptable to us.

If the Designated Beneficiary(ies) is not the surviving spouse of the deceased, the Designated Beneficiary(ies) may not continue the Policy indefinitely. Instead, the proceeds from the Policy must be distributed within five years of the date of death unless an Optional Payment Plan is elected.

Distribution Rules When Death Occurs After Income Payments Begin

If an Owner, Joint Owner, Annuitant or Payee dies after Income Payments have begun, the entire interest remaining in the Policy will be distributed at least as rapidly as under the method of distribution being used on the date of death. Under this scenario, “entire interest” means any guaranteed payments remaining under the payment plan in effect on the date of death.

For GE Life and Annuity Assurance Company,

/s/    PAMELA S. SCHUTZ

Pamela S. Schutz

        President

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